Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

SpringWorks Therapeutics, Inc.

100 Washington Blvd.

Stamford, CT 06902

Telephone: (203) 883-9490

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

August 27, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	SpringWorks Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-233351
CIK No. 0001773427

Rule 83 Confidential Treatment Request by SpringWorks Therapeutics, Inc.

Ladies and Gentlemen:

On behalf of SpringWorks Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 3, 2019 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on June 7, 2019, resubmitted to the Commission on July 19, 2019 and subsequently publicly filed by the Company with the Commission on August 16, 2019 (File No. 333-233351) (the “Registration Statement”), we submit this supplemental letter to further address comment 5 of the Original Comment Letter.

CONFIDENTIAL TREATMENT REQUESTED By SpringWorks Therapeutics, Inc.

August 27, 2019 Page 2

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below); however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Saqib Islam, Chief Executive Officer, SpringWorks Therapeutics, Inc., 100 Washington Blvd. Stamford, CT 06902 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

5.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock/units underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock/units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock and common units, as applicable, underlying its outstanding equity awards and the reasons for the differences between the recent valuations of its common stock and the estimated offering price for its initial public offering (“IPO”).

CONFIDENTIAL TREATMENT REQUESTED By SpringWorks Therapeutics, Inc.

August 27, 2019 Page 3

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to the Stock Split, resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). This Preliminary Price Range is based on a number of factors, including the prevailing market conditions, the Company’s financial condition and prospects, estimates of the Company’s business potential and prospects for the Company and the industry in which it operates, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies, the Company’s clinical development progress and preliminary discussions with the underwriters for the IPO regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that, barring significant unforeseen events, the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Units and Common Stock Prior to the IPO

As there has been no public market for the Company’s common units or common stock to date, the estimated fair value of its common units and common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant (or, with respect to the Company’s predecessor, SpringWorks Therapeutics, LLC, prior to the reorganization of the Company described in the Registration Statement, each incentive unit and unit option grant), with input from management and third party valuation firms. As part of this determination, the Board took into consideration the Company’s third-party valuations of its common units and common stock, as applicable, and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the applicable third-party valuation through the date of the applicable grant.

CONFIDENTIAL TREATMENT REQUESTED By SpringWorks Therapeutics, Inc.

August 27, 2019 Page 4

As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common units and shares of common stock, as the case may be, were prepared as of January 31, 2018, April 17, 2018, February 28, 2019, March 31, 2019 and June 30, 2019. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company utilized either the Hybrid Method (as defined below) or a special case of the market approach known as the backsolve method (the “Backsolve Method”) to estimate the equity value. The hybrid method (the “Hybrid Method”) is a hybrid between the probability-weighted expected return method (“PWERM”) and the option-pricing method (“OPM”), estimating the probability weighted value across multiple scenarios, but using the OPM to estimate the allocation of equity value within one or more of such scenarios. The PWERM considers scenarios where the entity has forecasted one or more near-term exits, such as an IPO exit, an M&A event or a financing, with respective certainty. The OPM is used to allocate equity value to common units and convertible preferred units or to shares of common stock and shares of convertible preferred stock in scenarios within the PWERM framework, other than by an IPO exit scenario. The OPM treats common securities and preferred securities as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common units and incentive units or shares of common stock, as applicable, have value only if the funds available for distribution exceed the value of the convertible preferred units’ or convertible preferred stock liquidation preferences at the time of a liquidity event, such as a strategic sale, merger or IPO. Lastly, a discount for lack of marketability (“DLOM”) on the common stock or common unit, as the case may be, is then applied to arrive at an indication of value for the common stock or common unit on a non-marketable basis.

In the IPO exit scenario within the PWERM framework, the shares of convertible preferred stock are assumed to convert to common stock. The future value of the common units and common stock in the IPO scenario is discounted back to the valuation date at an appropriate risk adjusted discount rate. Under the Hybrid Method, the present value indicated for each scenario is probability weighted to arrive at an indication of value for the common units and common stock. The Backsolve Method represents calibration of the equity value to a recent arm’s-length transaction, considering the rights and preferences of each of the classes of equity and the expected time to a liquidity event. A recent arm’s-length transaction is considered the strongest indicator of the market value of a company.

CONFIDENTIAL TREATMENT REQUESTED By SpringWorks Therapeutics, Inc.

August 27, 2019 Page 5

The Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common units and shares of common stock, as the case may be, as of the grant date of each award, considered two types of future-event scenarios: a sale scenario and an IPO scenario. The equity value of the Company in each future-event scenario was determined using standard market approaches. The IPO scenario assumed that all shares of convertible preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the convertible preferred stock as compared to the common stock prior to the IPO. The Company’s initial valuations on January 31, 2018, April 17, 2018 and February 28, 2019 did not consider a potential IPO scenario, however, the March 31, 2019 and June 30, 2019 valuations probability weighted the IPO scenario and the sale scenario based on the Company’s assessment of its product candidate pipeline, external market conditions affecting the biotechnology industry and prices of the Company’s preferred securities sold to or exchanged between outside investors in arm’s-length transactions. For each of the future-event scenarios, the Company then applied a DLOM, each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations were as follows:

	IPO Scenario		Sale Scenario
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Common Unit, Incentive Unit or Share of Common Stock
January 31, 2018	[***]	[***]	[***]%	[***]%	$0.12
April 17, 2018	[***]	[***]	[***]%	[***]%	$0.22
February 28, 2019	[***]	[***]	[***]%	[***]%	$0.25
March 31, 2019	[***]%	[***]%	[***]%	[***]%	$0.35
June 30, 2019	[***]%	[***]%	[***]%	[***]%	$1.38

January 31, 2018 Valuation

The Company relied, in part, on the results of the January 31, 2018 valuation in its determination of the fair value of common units of $0.12 per unit as of January 31, 2018, when the Board granted 13,010,080 incentive units to employees, directors and non-employees. The January 31, 2018 valuation was prepared taking into account the Company’s most recent financing round of Series A convertible preferred unit financing, where 13,200,001 Series A convertible preferred units were sold at a price of $1.00 per unit at the initial closing, with rights to sell additional Series A convertible preferred units in two additional tranches if the tranche 2 and tranche 3 milestones were satisfied. This valuation utilized the Backsolve Method and assumed [***]% probability of remaining private. A DLOM of [***]% was applied to the remaining private scenario.

CONFIDENTIAL TREATMENT REQUESTED By SpringWorks Therapeutics, Inc.

August 27, 2019 Page 6

April 17, 2018 Valuation

The Company relied, in part, on the results of the April 17, 2018 valuation in its determination of the fair value of common units of $0.22 per unit as of April 17, 2018, June 28, 2018, July 26, 2018, September 3, 2018 and October 5, 2018, when the Board granted an aggregate of 6,028,847 incentive units to employees, directors and non-employees. The April 17, 2018 valuation was prepared taking into account the Company’s then-completed second tranche of its Series A convertible preferred unit financing, where 50,399,999 Series A convertible preferred units were sold at a price of $1.00 per unit, with a right to sell additional Series A convertible preferred units in one additional tranche if the tranche 3 milestones were satisfied. This valuation utilized the Backsolve Method and assumed [***]% probability of remaining private. A DLOM of [***]% was applied to the remaining private scenario.

February 28, 2019 Valuation

The Company relied, in part, on the results of the February 28, 2019 valuation in its determination of the fair value of its common units of $0.25 per unit as of March 19, 2019, when the Board granted unit options for the purchase of an aggregate of 918,451 unit options to employees. The February 28, 2019 valuation was prepared taking into account the Company’s M&A exit scenario, which considered three options: (i) a next round of financing ([***]% probability), (ii) an M&A event ([***]% probability) and (iii) a liquidity event ([***]% probability). This valuation utilized the Hybrid Method and assumed [***]% probability of remaining private. A DLOM of [***]% was applied to the remaining private scenario.

March 31, 2019 Valuation

The Company relied, in part, on the results of the March 31, 2019 valuation in its determination of the fair value of common stock of $0.35 per share as of April 22, 2019 and June 4, 2019, when the Board granted options for the purchase of an aggregate of 16,385,466 shares of common stock to employees and directors. The March 31, 2019 valuation was prepared using the Hybrid Method by taking into account: (i) the sale of the Company’s Series A convertible preferred units from August 18, 2017 through March 4, 2019 at a purchase price of  $1.00 per unit; (ii) the sale of 86,639,279 shares of the Company’s Series B convertible preferred stock on March 29, 2019 at a purchase price of  $1.4428 per share for aggregate proceeds of $125 million; and (iii) a potential IPO exit. The present value of the Company’s common stock in an IPO scenario was calculated based on metrics observed from then-recent IPOs, including pre-money IPO valuations and step-ups. The value of the Company’s common stock in a remain-private scenario was calculated using the Backsolve Method. The valuation assumed a [***]% probability of an IPO and a [***]% probability of remaining private. A DLOM of [***]% and [***]% was applied to the IPO and remaining private scenarios, respectively. An additional factor contributing to the increase in the fair value of common stock from the February 28, 2019 valuation to the March 31, 2019 valuation was the increase by management and the Board in the probability-weighting of the IPO scenario to [***]%, taking into account that the Company’s IPO preparations were in process, including the completion of the Company’s reorganization of its corporate structure on March 29, 2019.

CONFIDENTIAL TREATMENT REQUESTED By SpringWorks Therapeutics, Inc.

August 27, 2019 Page 7

June 30, 2019 Valuation

The Company relied, in part, on the results of the June 30, 2019 valuation in its determination of the fair value of common stock of $1.38 per share as of August 7, 2019 and August 15, 2019, when it granted options for the purchase of an aggregate of 3,516,453 shares of common stock to employees. This valuation utilized the Hybrid Method. The value of the Company’s common stock in a remain private scenario was calculated using the median equity value per the guideline transaction method under the market approach. The valuation assumed a [***]% probability of an IPO and a [***]% probability of remaining private. A DLOM of [***]% and [***]% was applied to the IPO and remaining private scenarios, respectively. An additional factor contributing to the increase in the fair value of common stock from the March 31, 2019 valuation to the June 30, 2019 valuation was the increase by management and the Board in the probability-weighting of the IPO scenario to [***]%, taking into account that the Company’s IPO organizational meeting with its management, underwriters and advisers was held on May 9, 2019 and the Company confidentially submitted the first draft registration statement on Form S-1 to the Commission on June 7, 2019. Also contributing to the increase in the fair value of common stock from the March 31, 2019 valuation to the June 30, 2019 valuation was (i) the commencement of the Company’s DeFi trial, a potentially registrational Phase 3 clinical trial of nirogacestat for patients with desmoid tumors; (ii) the commencement of the Company’s Phase 1b solid tumor combination clinical trial of mirdametinib and lifirafenib in collaboration with BeiGene, Ltd. (or “BeiGene”); (iii) the formation of MapKure, LLC in collaboration with BeiGene, a new research-stage company created to develop precision medicines to treat patients with life-threatening diseases; and (iv) entrance into a clinical collaboration agreement with GlaxoSmithKline (“GSK”), to evaluate the safety, tolerability and preliminary efficacy of nirogacestat and belantamab mafodotin, GSK’s investigational antibody-drug conjugate.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to August 19, 2019, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s product candidate pipeline and development programs.

CONFIDENTIAL TREATMENT REQUESTED By SpringWorks Therapeutics, Inc.

August 27, 2019 Page 8

The Company believes that the difference between the fair value of its common stock as of June 30, 2019 of $1.38 per share, which does not reflect the anticipated Stock Split, and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to June 30, 2019, the date of the Company’s most recent determination of the fair value of its common stock.

•	The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the June 30, 2019 valuation, the probability weighting of the IPO scenario was [***]%. If the Company had instead applied a weighting of [***]% to the IPO scenario, the fair value of the Company’s common stock in the June 30, 2019 valuation would have been $[***] per share (before giving effect to any DLOM or time value of money).

•	The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any DLOM of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the June 30, 2019 valuation.

•	The Preliminary Price Range assumes the conversion of all of the Company’s outstanding convertible preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Company’s common stock including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock, (ii) liquidation payments in preference to holders of the Company’s common stock and (iii) veto voting rights with respect to certain actions. Upon the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the common stock.

•	The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of June 30, 2019, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

CONFIDENTIAL TREATMENT REQUESTED By SpringWorks Therapeutics, Inc.

August 27, 2019 Page 9

•	Since June 30, 2019, the Company has taken several steps towards the completion of an IPO, including confidentially submitting Amendment No. 1 to the Registration Statement on July 19, 2019 and publicly filing the Registration Statement with the Commission on August 16, 2019.

•	Since June 30, 2019, the Company made further progress in the execution of its business strategies and corporate growth, including the hiring of a Chief Financial Officer and other staff to further support the Company’s growth efforts.

•	Since June 30, 2019, the Company made further progress in the advancement of its lead product candidates, nirogacestat and mirdametinib. Importantly, in July 2019, the European Commission granted mirdametinib Orphan Drug Designation for the treatment of neurofibromatosis type 1.

•	Since June 30, 2019, the Company held many “testing-the-waters” meetings, at which the Company received positive feedback from potential investors. Further positive feedback from potential investors was received through the underwriters through August 26, 2019.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with more ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s discussion and analysis of financial conditions and results of operations– Critical accounting policies and estimates– Equity-based compensation” for additional background regarding its equity grant valuation methodologies to date.

CONFIDENTIAL TREATMENT REQUESTED By SpringWorks Therapeutics, Inc.

August 27, 2019 Page 10

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 100 Northern Avenue, Boston, Massachusetts 02210.

* * * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 570-1879.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Laurie A. Burlingame, Esq.
Laurie A. Burlingame, Esq.

cc:	Saqib Islam, SpringWorks Therapeutics, Inc.
Francis I. Perier, Jr., SpringWorks Therapeutics, Inc.
Badreddin Edris, SpringWorks Therapeutics, Inc.
Michael V. Greco, SpringWorks Therapeutics, Inc.
Kingsley L. Taft, Esq., Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED By SpringWorks Therapeutics, Inc.